

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2018

R. Scott Struthers, Ph.D.
President and Chief Executive Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road, Bldg. #2
San Diego, California 92121

> **Re: Crinetics Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 3, 2018**
> **CIK No. 0001658247**

Dear Dr. Struthers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 3, 2018

Prospectus Summary
Overview, page 1

1. Please remove the last row in your product pipeline table here and in the Business section since you have not yet identified a product candidate and it is therefore premature to include it in the pipeline table. Please also include in the table a column for Phase 3.

CRN00808 for the treatment of acromegaly, page 2

2.   We note your disclosure on page 16 that you will need to submit an IND for acceptance by the FDA and comparable foreign regulatory authorities prior to initiating your planned Phase 2 clinical trials. Please disclose this in the Prospectus Summary so as to highlight to investors that although you reported Phase 1 results for CRN00808, you still must prepare and receive approval of an IND before conducting Phase 2 trials in the U.S.

Implications of Being an Emerging Growth Company, page 5

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Use of our product candidates could be associated with side effects..., page 19

4.   We note your reference here and elsewhere in the prospectus to your preclinical and clinical studies suggesting an "acceptable safety profile." Please remove statements suggesting that your product candidates are safe, as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates
Stock-based compensation expense, page 81

5.   On page 142, you indicate that from October 2015 through December 2017 you issued Series A preferred stock for $1.043 per share. Please address the following:
   • Tell us why the stock price for this series of preferred stock does not appear to have changed over the 27-month period stretching from October 2015 to December 2017.
   • Tell us when and how the pricing in the December 2017 issuance was determined.
   • Explain to us the difference between the $1.043 per share issuance price for the Series A preferred stock in December 2017 and the $3.233 issuance price of Series B preferred stock in February and March 2018. In your response tell us whether the Series B preferred stock has greater rights or preferences than does Series A preferred stock.

6.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. In your response, specifically tell us the amount and related

prices or exercise prices associated with equity activity after the latest balance sheet date presented in your submission.

Business
CRN00808 Overview and Clinical Development, page 92

7.   We note your disclosure on pages 2 and 96 that the preliminary adverse event profile from your Phase 1 clinical trial for CRN00808 appears consistent with that of approved peptide somatostatin analogs. However, since you state that analysis of the safety and tolerability data from this trial is in progress and you have yet to lock the database, it seems premature to make this comparison. Please revise accordingly. To the extent you retain discussion of the results in the Summary, please balance your disclosure of the trial results by describing the adverse events observed.

Research and Development, page 114

8.   Expand to revise this or elsewhere, as appropriate, to describe the terms of the research grants you received from the National Institutes of Health in 2016 and 2017. For instance, clarify whether the U.S. government has any rights to the products developed with the funds received, whether there are any circumstances under which you may have to pay back the funds received, etc. Provide similar disclosure with respect to any funds or credits received under the Australian R&D Tax Incentive program. Alternatively, provide an analysis as to why you believe such disclosure is not required.

Executive and Director Compensation
Summary Compensation Table, page 124

9.   We note that you have provided executive compensation information for only your Chief Executive Officer. Please confirm that you accounted for all executive officers, including any vice president in charge of a principal business unit, division or function whose total compensation exceeded $100,000 in the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K and the definition of "executive officer" in Rule 405.

Noted to Consolidated Financial Statements
Note 7: Subsequent Events, page F-19

10.   It appears from your disclosure on page II-3 that you have granted a significant number of stock options during the first quarter of 2018. Please add disclosure here and/or elsewhere in your submission that summarizes significant option grants or other equity awards after the date of the latest balance sheet presented.

General

11.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

R. Scott Struthers, Ph.D.
Crinetics Pharmaceuticals, Inc.
June 2, 2018
Page 4

Please note that we may have comments regarding this material.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cheston Larson